EXHIBIT 11

Schedule of Computation of Net Earnings Per Share
(Amounts in thousands, except earnings per share)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2012	2011	2012	2011

Basic Earnings Per Share

Net earnings	$1,856	$1,403	$5,082	$4,190

Weighted-average Common Shares:

Basic Shares Outstanding	8,206	8,015	8,161	8,003

Basic Earnings Per Share	$0.23	$0.18	$0.62	$0.52

Diluted Earnings Per Share

Net earnings	$1,856	$1,403	$5,082	$4,190

Weighted-average Common Shares:

Outstanding	8,206	8,015	8,161	8,003

Stock Options	193	142	164	105

Restricted Stock	62	63	58	62

Diluted Shares Outstanding	8,461	8,220	8,383	8,170

Diluted Earnings Per Share	$0.22	$0.17	$0.61	$0.51